

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2024

Cosmin Pitigoi
Chief Financial Officer
Flywire Corp
141 Tremont St #10
Boston, MA 02111

> **Re: Flywire Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-40430**

Dear Cosmin Pitigoi:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services